Exhibit 99.1

FORM 51-102F3
MATERIAL CHANGE REPORT

1.	Name and Address of Company

Ur-Energy Inc.
55 Metcalfe Street, Suite 1300
Ottawa, Ontario K1P 6L5

2.	Date of Material Change

March 11, 2011

3.	News Release

Attached as Schedule A is a copy of the news release issued by Ur-Energy Inc. (the “Corporation” or “Ur-Energy”) on March 11, 2011 at at Denver, Colorado via Windward Global, and by Marketwire.

4.	Summary of Material Change

The Corporation announced on March 11, 2011 that the Corporation has determined that its previously announced short form prospectus offering of common shares will not proceed at this time.

The Corporation filed a preliminary short form prospectus on February 11, 2011 and, at that time, the closing of the offering was anticipated to occur on or before March 1, 2011.  The Corporation issued a news release on March 2, 2011 to provide an update on the anticipated closing date of the offering, which was rescheduled for mid-March.  The Corporation is working to update its continuous disclosure record, including the preparation of an updated technical report in accordance with National Instrument 43-101.  As a result of the delay, the offering will not proceed at this time. The Corporation confirmed that, as reported in its interim financial statements for the period ended September 30, 2010, the Corporation’s cash resources were C$34.7M.

5.	Full Description of Material Change

The Corporation announced on March 11, 2011 that the Corporation has determined that its previously announced short form prospectus offering of common shares will not proceed at this time.

The Corporation filed a preliminary short form prospectus on February 11, 2011 and, at that time, the closing of the offering was anticipated to occur on or before March 1, 2011.  The Corporation issued a news release on March 2, 2011 to provide an update on the anticipated closing date of the offering, which was rescheduled for mid-March.  The Corporation is working to update its continuous disclosure record, including the preparation of an updated technical report in accordance with National Instrument 43-101.  As a result of the delay, the offering will not proceed at this time. The Corporation confirmed that, as reported in its interim financial statements for the period ended September 30, 2010, the Corporation’s cash resources were C$34.7M.

6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

7.	Omitted Information

Not applicable.

8.	Executive Officer

Paul G. Goss
General Counsel & Corporate Secretary
Ur-Energy Inc.
10758 W. Centennial Road, Suite 200
Littleton, Colorado  80127
Telephone: (720) 981-4588

9.	Date of Report

March 18, 2011

Schedule A

Ur-Energy Announces Withdrawal of Prospectus

Littleton, Colorado (March 11, 2011) – Ur-Energy Inc. (TSX:URE, NYSE Amex:URG)  (“Ur-Energy” or the “Company”) has determined that its previously announced short form prospectus offering of common shares will not proceed at this time.

The Company filed a preliminary short form prospectus on February 11, 2011 and, at that time, the closing of the offering was anticipated to occur on or before March 1, 2011.  The Company issued a news release on March 2, 2011 to provide an update on the anticipated closing date of the offering, which was rescheduled for mid-March.  The Company is working to update its continuous disclosure record, including the preparation of an updated technical report in accordance with National Instrument 43-101.  As a result of the delay, the offering will not proceed at this time. The Company confirmed that, as reported in its interim financial statements for the period ended September 30, 2010, the Company’s cash resources were C$34.7M.

About Ur-Energy

Ur-Energy is a junior uranium company currently completing mine planning and permitting activities to bring its Lost Creek Wyoming uranium deposit into production.  Permitting also will allow the construction of a two-million-pounds-per-year in situ uranium processing facility.  Engineering for the process facility is complete and mine planning is at an advanced stage for the first two mine units.  Ur-Energy engages in the identification, acquisition and exploration of uranium properties in both Canada and the United States. Shares of Ur-Energy trade on the Toronto Stock Exchange under the symbol “URE” and on the NYSE Amex under the symbol “URG”.  Ur-Energy’s corporate office is located in Littleton, Colorado; its registered office is in Ottawa, Ontario.  Ur-Energy’s website is www.ur-energy.com.

FOR FURTHER INFORMATION, PLEASE CONTACT

Rich Boberg, Director Public Relations	Bill Boberg, President and CEO
303-269-7707	303-269-7755
866-981-4588	866-981-4588
rich.boberg@ur-energyusa.com	bill.boberg@ur-energyusa.com

This release may contain “forward-looking statements” within the meaning of applicable securities laws regarding events or conditions that may occur in the future, including sufficiency of cash to fund capital requirements and possible future financial offerings; the sustainability and timeline of Lost Creek production, as well as anticipated completion of mine planning and permitting activities and production, the anticipated construction and capacity of an in situ uranium processing facility at Lost Creek, are based on current expectations that, while considered reasonable by management at this time, inherently involve a number of significant business, economic and competitive risks, uncertainties and contingencies. Factors that could cause actual results to differ materially from any forward-looking statements include, but are not limited to, disruptions in the financial markets, capital and other costs varying significantly from estimates; failure to establish estimated resources and reserves; the grade and recovery of mineralization which is mined varying from estimates; production rates, methods and amounts varying from estimates; delays in obtaining or failures to obtain required governmental, environmental or other project approvals; inflation; changes in exchange rates; fluctuations in commodity prices; delays in development, inability to obtain financing required to complete its projects on acceptable terms or at all and other factors. There can be no assurance that forward looking statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements.  Readers should not place undue reliance on forward-looking statements. The forward-looking statements contained herein are based on the beliefs, expectations and opinions of management as of the date hereof and Ur-Energy disclaims any intent or obligation to update them or revise them to reflect any change in circumstances or in management’s beliefs, expectations or opinions that occur in the future, except as required by applicable securities laws..  Additional risks relating to Ur-Energy may be found in the current and periodic reports filed by Ur-Energy with Canadian securities regulatory authorities on www.sedar.com and the SEC at http://www.sec.gov/edgar.shtml.